82-34854



C&C Group plc

Document Availability

Copies of the following documents have been submitted to the Irish Stock Exchange and the UK Listing Authority: Annual Report and Accounts for the year ended 28 February 2005; Notice of the 2005 Annual General Meeting; and Proxy Card for the Annual General Meeting

These documents will shortly be available for inspection at the Irish Stock Exchange's and UK Listing Authority's Document Viewing Facilities which are situated at:

Company Announcements Office,
The Irish Stock Exchange,
28 Anglesea Street,
Dublin 2,
Ireland.
Tel: + 353 1 617 4200

The Financial Services Authority,
25 The North Colonnade,
Canary Wharf,
London E14 5HS,
England.
Tel: + 44 207 066 1000